Mail Stop 3561

      November 21, 2005

Robert S. Prather, Jr.
President and Chief Executive Officer
Triple Crown Media, Inc.
546 East Main Street
Lexington, Kentucky  40508

      Re:	Triple Crown Media, Inc.
      	Amendment No. 2 to Registration Statement on Form S-4
      	Filed November 10, 2005
      	File No. 333-128270

Dear Mr. Prather:

	We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.


Recent Developments

1. Please tell us your consideration for giving effect to the disposition of The Goshen News in the pro forma financial statements.
Include in your response the basis for your conclusion.

2. In light of the supplemental information that you have provided to us on November 17, 2005 regarding the expected sale or swap of The Goshen News, please advise us whether you will obtain updated fairness opinions, and if not, why not.

3. We note your proposed disclosure concerning the anticipated sale or swap of The Goshen News. Please address the following:

* Please disclose the anticipated timing of the Michiana closing;
* Please clarify why Gray would be required to provide written request to Triple Crown to sell The Goshen Newspaper. In this regard, would Triple Crown be required to sell The Goshen Newspaper by the Michiana closing date or another date specified by Gray?;
* Please clarify why you believe the FCC would require the divestiture of the Goshen News when Gray is divesting itself in the spin-off of its entire newspaper publishing business;
* Please provide additional disclosure regarding the indemnification provisions and please quantify the anticipated losses that Gray would incur for Triple Crown`s failure to sell or swap The Goshen News within the period specified by Gray. Are the "actual losses" you reference that Gray would incur due to FCC penalties?;
* Please describe a swap transaction in greater detail so that investors that are unfamiliar with your industry understand these types of transactions. For example, are they entered into with another party that is forced to sell a newspaper due to FCC rules?
* Disclose the anticipated proceeds you would receive if The
Goshen
News is sold. In this regard, is The Goshen News comparable in value to the value of Michiana?
* Please add appropriate risk factor disclosure to address the risks to investors regarding this sale. For example, disclose the possible impact to Triple Crown`s business regarding the indemnification provision. Please also consider other risks regarding the transaction, such as the risk that this transaction may be more advantageous to Gray`s business rather than Triple Crown`s business and the fact that the terms of the The Goshen News transaction may be negotiated by Gray and not Triple Crown. Also, please consider whether Gray`s or Triple Crown`s bargaining position in negotiating with third parties for the sale or swap of The Goshen News is impacted due to the timing requirement to enter into a transaction;
* Please address this anticipated transaction in the management`s discussion and analysis section. Please also ensure you revise your description of the separation and distribution agreement section accordingly and file the amendment to the separation and distribution agreement as an exhibit.

The Merger, page 52

Bull Run`s Reasons for the Merger . . ., page 65

4. We note the disclosure you have added in the background of the merger section in response to prior comment 4, however, as requested in our prior comment, please revise this section to disclose the specific negative factors that the Bull Run board and special committee considered. In this regard, your presentation format should be similar to your section entitled "Gray`s and TCM`s Reasons for the Merger."

Opinion of the Financial Advisor of the Bull Run Special
Committee,
page 65

Projected Financial Information of TCM and Bull Run, page 67
Bull Run Corporation Projected Financial Information, page 69

5. We note the Triple Crown Media projected financial information. Please disclose the 2010 projections or tell us in your response letter why you have not included these projections. In addition, we note that you have not included various projections that are included in the board presentations, such as publishing EBITDA, publishing EBITDA margin, paging EBITDA, paging EBITDA margin, various overhead expenses, adjusted EBITDA and capital expenditures. Please provide your analysis in your response letter regarding to what extent the excluded information in each of the Triple Crown Media and Bull Run projected financial information was relied upon by the Bull Run special committee and the Triple Crown Media special committee.

6. We note that the some of the projected financial information has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether your presentation of non-GAAP financial measures would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 137

Liquidity and Capital Resources, page 142

7. We note the disclosure you have added in response to prior comment
7.  Please the basic terms of the notes to the extent known.

Annexes

8. We have considered your response to prior comment 9. We believe that the materials you submitted are schedules under Item 601(b)(2)
of Regulation S-K. In this regard, these materials list the actual items that are referred to in the applicable merger agreement section. Accordingly, please comply with the requirements of Item 601(b)(2) of Regulation S-K. In this regard, please include a list briefly identifying the contents of any omitted schedules, together with an agreement to furnish to us a copy of any omitted document upon request.

Exhibits

9. We have considered your response to prior comment 10. Because the receipt of the solvency opinion is a material condition to closing and involves a report covered by Item 4(b) of Form S-4, we believe that it should be filed. Accordingly, please file the consent of HL financial and confirm in your response letter that the solvency opinion will be filed as an exhibit to the registration statement in a post-effective amendment at closing.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dean Suehiro, Senior Staff Accountant, at
(202)
551-3384 or Kyle Moffatt, Accountant Branch Chief at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.

Sincerely,



Larry Spirgel
Assistant Director

cc:	Arnold Jacobs, Esq.
	(212) 969-2900 (fax)
Robert S. Prather, Jr.
Triple Crown Media, Inc.
November 21, 2005
Page 1 of 4